Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
Canada V6Z 1S4

Item 2.	Date of Material Change

May 8, 2014

Item 3.	News Release

The Company’s news release dated May 8, 2014, was disseminated by Marketwired, Incorporated on May 8, 2014.

Item 4.	Summary of Material Change

Minera Panama, S.A. (“MPSA”), a subsidiary of First Quantum Minerals Ltd., and Petaquilla Minerals Ltd. announced the execution of an amendment to the Commercial Agreement Term Sheet dated May 23, 2013. MPSA is to pay PTQ up to $60 million for a transfer of a range of assets and property rights.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated May 8, 2014

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Executive Chairman

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Minera Panama, S.A. and Petaquilla Minerals Ltd. Sign $60 Million Agreement

(In United States dollars, except where noted otherwise)

Vancouver, BC – May 8, 2014: Minera Panama, S.A. (“MPSA”) a subsidiary of First Quantum Minerals Ltd. (“First Quantum”, TSX Symbol “FM”, LSE Symbol “FQM) and Petaquilla Minerals Ltd. (“PTQ”, TSX Symbol “PTQ”, OTCBB Symbol “PTQMF”, FWB Symbol “P7Z”) today announced the execution of an amendment to the Commercial Agreement Term Sheet dated May 23, 2013 (“Second Amendment”). MPSA is to pay PTQ up to $60 million for a transfer of a range of assets and property rights. The transaction ensures there will be a complete separation of the current operations of PTQ’s Molejon Gold mine and the Cobre Panama copper project currently being developed by First Quantum.

$3.3 million is being paid on execution of the Second Amendment with an additional $46.7 million conditional on PTQ meeting specific deliverables before July 6, 2014. An additional $5 million is payable after one year conditional on certain approvals being granted with a final $5 million payable 30 days after the first ore shipment from the Cobre Panama project, provided PTQ has fulfilled all of the obligations and achieved all milestones as set out in the Second Amendment.

Key aspects of the Second Amendment include:

  PTQ to transfer 99,735 hectares of exploration concession applications in the region to MPSA;

  PTQ to transfer to MPSA 551.5 hectares at the north end of its Molejon mining concession area to support current planning of the Cobre Panama mine development;

  Termination of the Aggregates and Screened Rock Purchase Subcontract dated May 23, 2013, without liability to either party; effective June 30, 2014;

  PTQ to transfer to MPSA sole ownership of the Llano Grande Road which is the main access road to the Cobre Panama project area, and ownership of other access roads as well as rights of way along MPSA´s electrical distribution corridor;

  PTQ to transfer to MPSA 833.3 hectares of land (both title and possessory rights) which comprises all PTQ land holdings within a 30 kilometre radius of the Cobre Panama project (excluding the Molejon concession);

  PTQ to waive any rights to the Botija Abajo, Brazo, Balboa, Colina, Botija, and Valle Grande copper deposits or to any mineral deposits outside PTQ´s residual portion of the Molejon mining concession area; and

  PTQ to provide future collaboration, assistance and support in connection with MPSA´s current surface rights applications, Law 9 amendments and any possible future expansions of the Cobre Panama project.

Execution of the Second Amendment ensures complete development and operational flexibility for the Cobre Panama project by providing MPSA with ownership of all concession application areas surrounding the Molejon mining concession and control of surface and access rights outside of the defined Molejon Gold mine area.

PTQ will continue its operations of the Molejon Gold production facility and Panama Desarrollo de Infraestructuras, S.A., PTQ’s infrastructure division, will continue to operate its infrastructure within the Molejon Gold Project concession.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Mr. Nicolas Ricciardi, VP, Investor Relations
Toll free: 1-877-694-0021
Fax: (604) 694-0063
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.